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                                     EXHIBIT 1.1

Mr. L. Eugene Fling II                                      January 26, 1998
8040 West Red Coach Lane
Las Vegas, NV 89109

Dear Gene:

     This letter is intended to finalize our basic understanding related to the SYS acquisition of the Ameritech environmental services business and your employment. Reference is made to our letters of this date addressed to The Heim Group, Inc. (Heim) and Anthony-Taylor Companies, Inc. The specific mechanisms will be worked out by the attorneys, but we will be buying certain assets and assuming certain liabilities from Ameritech Engineering, LLC (AELLC) after they have been repurchased by Ameritech Environmental, Inc. (AEI). SYS will buy 100% of the AEI stock from you for $100.00, pay $50,000 to Anthony-Taylor, loan $28,000 to AEI to be paid to your broker, Heim, and provide an employment agreement to you. Consummation of this Agreement is contingent upon Anthony-Taylor, Heim, the SYS Board of Directors and you accepting these terms. SYS retains the right to cancel this agreement if it is not satisfied with the results of its due diligence investigation. The basic terms of the SYS agreement with you would be as follows:

SYS AGREEMENT WITH LAURIE EUGENE FLING

1. L. Eugene Fling II ("Fling") shall sign an Employment and Incentive Performance Agreement ("Agreement") with AEI which will provide Fling with $75,000 at closing. The $75,000 is payment for the assets Fling will receive from AELLC and place into AEI. AEI will also pay Fling two payments of $30,000 each at the end of six and twelve months after signing the Agreement. SYS will loan AEI any necessary funds.

2. AEI (SYS) shall employ Fling as President of AEI at a salary of $105,000 annually. Fling shall also be granted 80,000 shares of SYS common stock, which vests at 16,000 shares for each of the first five years of employment with AEI. If Fling should leave the employ of AEI before the completion of five years (starting from the signing date of the Agreement), then a pro rata portion of the shares maybe purchased by SYS at the acquisition price.

3. (a) SYS shall reserve 200,000 performance-based options for SYS common stock at $1.00 per share for Fling. Performance options will be released to Fling in five annual increments (20% per year) based on AEI pre-tax net income performance and provided sales are achieved as determined by results of the SYS annual audit.

     (b)  AEI performance objectives:

                             CY 1998  CY 1999  CY 2000  CY 2001  CY 2002
                             -------  -------  -------  -------  -------
                Sales         $2.0M    $4.0M    $6.0M    $9.0M   $12.0M

              Pre-Tax Net
                Income       $0.26M    $0.48M   $.86M    $1.44M  $2.16M

          The above table identifies the Pre-Tax Net (PTN) income targets for the next 5 years of AEI after charges of corporate G & A and cost of money. Corporate G & A shall be applied to

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          AEI (profit center division) costs as a percent of sales and shall not exceed 13% of sales for stock incentive performance calculations. The cost of money is bank interest and other charges to SYS for the amount of funds advanced to AEI for the period.

     (c) The total number of Fling options granted shall be held in escrow. These options shall be released from escrow annually, in proportion to the AEI profit performance over the 5% PTN minimum. No options shall be released from escrow if a minimum PTN of 5% is not attained. Any unreleased options can be "earned" in the future years by exceeding the performance objective of a future year. All unearned options not released from escrow shall be canceled after 5 years. Up to 25% of the next year's options may be released early if current year objectives are exceeded.

4. SYS shall provide the financial and administration support and services for AEI. Sales, direct operations, management and direct overhead will be charged to the AEI Operating Division.

5. SYS shall make available a minimum of $100,000 of working capital for AEI division operations plus 30% of the AEI division's cash profits after the first 10% pre tax net profits for continued growth of profitable AEI operations.

6. Fringe benefits for AEI employees shall be the same as for other SYS employees. SYS also offcers incentive stock options for key AEI management.

7. AEI shall provide the data to prepare and maintain a proforma business plan on an annual basis which shall be updated every six (6) months.

8. SYS shall provide support to assist in developing and evaluating potential bids for government prime contracts.

9. AEI shall be charged for any special liability insurance required for AEI over and above the standard insurance covered in corporate G&A.

10. Quarterly business results shall have certain minimums which if not achieved could trigger selected corporate controls and constraints.

11. If Fling leaves SYS employ voluntarily or if he is terminated for cause he shall be restricted by a five year non-compete clause and forfeiture of unvested stock and unexercised stock options.

12. Each party shall be responsible for their own legal and accounting fees.

I hope these are the main points of our agreement. If not, please contact me immediately. Your acceptance of these basic terms will allow us to move forward rapidly.

                                   SYS
                                   /s/ Robert D. Mowry
                                   Robert D. Mowry
                                   Chairman and Chief Executive Officer
Accepted:
/s/ L. Eugene Fling                               Date: January 26, 1998
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L. Eugene Fling II